UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            American Homepatient Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    026649103
                                 (CUSIP Number)

                               Michael S. Emanuel
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                 April 10, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP NO. 157259102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               -0- Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            -0- Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0- Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 157259102

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               -0- Shares of  Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            -0- Shares of Common stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                           -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0- Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

14 TYPE OF REPORTING PERSON*
         PN, BD


                                  SCHEDULE 13D

CUSIP NO. 157259102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               -0- Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            -0- Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0- Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14 TYPE OF REPORTING PERSON*
         CO


                                  SCHEDULE 13D

CUSIP NO. 157259102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert Grubin

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF         7  SOLE VOTING POWER
SHARES               -0- Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            -0- Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -----

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0- Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14 TYPE OF REPORTING PERSON*
         IN


                                  SCHEDULE 13D

CUSIP NO. 157259102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mark Kaplow

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF         7  SOLE VOTING POWER
SHARES               -0- Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   ------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            -0- Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            ------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0- Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14 TYPE OF REPORTING PERSON*
         IN


Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of American Homepatient, Inc., 5200 Maryland Way - Suite 400, Brentwood, TN. 37027.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King, who is also an Executive Vice President of Loeb Partners Corporation. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Gideon J. King, Senior Vice President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President, Robert Grubin, Vice President, Mark Kaplow, Vice President and Secretary. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM.
The business address of all individuals is 61 Broadway, New York, New York, 10006. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by all of the reporting persons in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC and LOF ("Loeb") had acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).


Loeb intends to review the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future re-acquire shares of the Issuer and take such actions with respect to such investment as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, continuing to purchase additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a)The persons reporting hereby owned the following shares of Stock as of April 10, 2007.


                                            Shares of Common Stock

Loeb Arbitrage Fund                            -0-
Loeb Partners Corporation                      -0-
Loeb Offshore Fund                             -0-
Robert Grubin                                  -0-
Mark Kaplow                                    -0-
                                            ------------



The total shares of Common Stock constitute 0% the 17,573,389 outstanding shares of Common Stock as reported by the issuer.

(b) See paragraph (a) above.

(c) The following purchases and sales of Common Stock have been made in the last sixty (60) days by the following:

                                   Purchases of Common Stock
Holder                            Date     Shares      Average Price
Loeb Partners Corp.           03-27-07        814              $1.71

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           03-27-07      29796              $1.71

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            03-27-07       7690              $1.71

                                     Sales of Common Stock
Holder                            Date     Shares      Average Price
Loeb Partners Corp.           03-28-07        329              $2.23
                              04-10-07      48314               2.99

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           03-28-07       7650              $2.23
                              04-10-07    1123509               2.99

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            03-28-07       2021              $1.71
                              04-10-07     296788               2.99

All reported transactions were effected on the OTC Bulletin Board.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 13, 2007                      Loeb Partners Corporation


                                By: /s/Gideon J. King, Executive Vice President

April 13, 2007                       Loeb Arbitrage Fund
                                By: Loeb Arbitrage Management, Inc.

                                By: /s/ Gideon J. King, President

April 13, 2007                      Loeb Offshore Fund


                                By: /s/ Gideon J. King, Director

 April 13, 2007
                                   /s/Robert Grubin, Individually

 April 13, 2007
                                   /s/Mark J. Kaplow, Individually